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                             May 3, 2022

       Peter D. Fetzer
       Foley & Larder LLP
       777 East Wisconsin Avenue
       Suite 3800
       Milwaukee, WI 53202

                                                        Re: American Vanguard
Corp.
                                                            Preliminary Proxy
Statement filed by Cruiser Capital Advisors, LLC, Keith M.
                                                            Rosenbloom, Cruiser
Capital Master Fund LP, Metamorphosis VI LLC,
                                                            Patrick E.
Gottschalk, and Mark R. Bassett
                                                            Filed April 27,
2022
                                                            File No. 001-13795

       Dear Mr. Fetzer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       What do the Cruiser Director Nominees Hope to Achieve?, page 3

   1. Please clarify whether your nominees have a plan to achieve their stated goals.
   2. Please revise your proxy statement to provide additional information on the amount of board fees referenced
at the top of page 4.
       Background of the Solicitation, page 6

   3. Please revise the disclosure in this section to describe the events surrounding your apparent decision to
nominate only three candidates instead of the four indicated in your
                                                        March 7, 2022 notice to
the company.
 Peter D. Fetzer
FirstName  LastNamePeter
777 East Wisconsin  AvenueD. Fetzer
Comapany
May  3, 2022Name777 East Wisconsin Avenue
May 3,
Page  2 2022 Page 2
FirstName LastName
Proposal 1. Election of Directors, page 9

4.       Please disclose the names of the companies "Mr. Rosenbloom has helped
....add highly
         qualified members to their Board rooms, seeking to improve stockholder value at those companies."
5. With a view toward revised disclosure, please tell us why, in light of the plurality voting standard to be used for the election of directors, "stockholders will not be able to abstain from voting in the election of directors."
Proposal 3. Approval of the 2022 Stock Incentive Plan, page 12

6.       We note that you "...have been disappointed with AVD   s ....(4) the
dilutive effect of its
         incentive stock plan..." while you also recommend a vote for the approval of the 2022 stock incentive plan. Please address this apparent contradiction. Form of Proxy Card, page A-4

7. Please revise your proxy card to indicate how signed but unmarked proxy cards will be voted.
8. We note the proposal number 5 included in your form of proxy card. We also note that the company has not included an adjournment proposal in its proxy materials. Please advise or revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Mergers & Acquisitions